FORM  4               U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
[ ]  Check this box if                                     OMB APPROVAL
     no longer subject                                  OMB Number 3235-0287
     to Section 16. Form 4                              Expires: January 31,2005
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     instruction 1(b).

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

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1.Name and Address of                    2.Issuer Name and Ticker or Trading Symbol      6.Relationship of Reporting
  Reporting Person*                                                                        Person(s) to Issuer
                                          The Hallwood Group Incorporated  (HWG)             (check all applicable)
                                         ----------------------------------------------
The Alpha Trust                          3. I.R.S. Identification    4. Statement for        Director       X  10% Owner
---------------------------------------     Number of Reporting         Month/Day/Year   ---               ---
     (Last)                (First)  (MI)    Person, if an entity                             Officer           Other
                                            (Voluntary)                 04/17/03         --- (give title   --- (specify
Le Roccabella                                                        -----------------        below)            below)
24 Princess Grace Avenue
---------------------------------------- -------------------------   5. If Amendment,
      (Street)                                                          Date of Original -----------------------------------
Monte Carlo      Monaco        98000                                    (Month/Day/Year) 7.Individual or Joint/Group
----------------------------------------                                                   Filing (Check Applicable
   (City)         (State)      (Zip)                                 -------------------   Line)

                                                                                              Form filed by One Reporting Person
                                                                                          ---
                                                                                           X  Form filed by More than One
                                                                                          --- Reporting Person


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                                   Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
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1. Title of Security   2. Transaction 2A.       3. Transaction  4. Security Acquired (A)  5. Amount of      6. Owner   7. Nature of
     (Instr.3)            Date        Deemed       Code            or Disposed of (D)        Securities        ship       Indirect
                          (Month/     Execution    (Instr.8)       (Inst.3, 4 & 5)           Beneficially      Form:      Beneficial
                          Day/Yr)     Date, if   -----------------------------------------   Owned             Direct     Owner-
                                      any                                                    Following         (D) or     Ship
                                      (Month/                                                Reported          Indirect
                                       Day/                                   (A)            Transaction(s)    (I)
                                      Year)                                    or            (Instr. 3 and 4)  (Instr. 4) (Instr. 4)
                                                  Code   V          Amount    (D)   Price


                                                                                                                          By Hall-
                                                                                                                          wood
                                                                                                                          Invest-
                                                                                                                          ments
Common Stock                4/17/03                P               7,000       A    $8.06      764,775          I (1)     Limited
---------------------- -------------- ---------  ----- -----     -----------  ----  ------   ---------------- ---------  ----------

---------------------- -------------- ---------  ----- -----     -----------  ----  ------   ---------------- ---------  ----------

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                                                                          Page 1


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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                                     Table II - Derivative Securities Acquired, Disposed of,
                                            or Beneficially Owned (e.g., puts, calls,
                                           warrants, options, convertible securities)
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1. Title of                    2. Conversion    3. Transaction  3A. Deemed      4. Transaction  5. Number of Deriv-
   Derivative                     or Exercise      Date (Month      Execution      Code            ative Securities Ac-
   Security                       Price of         (Day/Year)       Date, if       (Instr. 8)      quired (A) or Dis-
   (Instr.3)                      Derivative                        any                            posed of (D)
                                  Security                          (Month/                        (Instr. 3,4, and 5)
                                                                     Day/Year)
                                                                                   Code    V       (A)        (D)


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6. Date Exercisable                 7.  Title & Amount of      8.  Price        9. Number       10. Owner-      11.  Nature
   & Expiration Date                    Underlying Securities      of Deriv-       of Deriv-        ship             of
   (Mon./Day/Year)                      (Inst. 3 & 4)              ative           ative            Form of          Indirect
                                                                   Secur-          Secur-           Deriv-           Benefi-
                                                                   ity             ities            ative            cial
                                                                   (Instr. 5)      Bene-            Security:        Owner-
                                                                                   ficially         (D) or           ship
                                                                                   Owned            Indirect         (Instr. 4)
                                                                                   Follow-          (I)
                                                                                   ing              (Instr. 4)
                                                                                   Reported
                                                                                   Trans-
                                                                                   action(s)
                                                                                   (Instr. 4)
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   Date          Expira-             Title        Amount or number
   Exer-         tion                                of Shares
   cisable       Date


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Explanation of Responses:

(1) Hallwood Investments Limited is wholly-owned by The Alpha Trust (the "Trust"). Hallwood Company Limited is the trustee of the Trust and Mr. Gumbiner is one of the directors of Hallwood Company Limited and a discretionary beneficiary of the Trust.






                                                                                THE APHA TRUST
                                                                                By: Hallwood Company Limited, trustee


                                                                                /s/ Anthony J. Gumbiner          4/20/03
**Intentional misstatements or omissions of facts constitute Federal            ------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  Anthony J. Gumbiner, Director      Date
                                                                                **Signature of Reporting Person


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             Joint Filer Information



Name:             Anthony J. Gumbiner

Address:          Le Roccabella, 24 Princess Grace Avenue
                  Monte Carlo, Monaco, 98000

Designated
Filer:            The Alpha Trust

Issuer
and Ticker
Symbol:           The Hallwood Group Incorporated (HWG)


Date of
Event Requiring
Statement:         April 17, 2003



Signature:         /s/ Anthony J. Gumbiner
                   --------------------------------------------
                   Anthony J. Gumbiner